UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57809/ May 9, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13002

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In the Matter of	:	
	:	
ACHIEVA DEVELOPMENT CORP.,	:	ORDER MAKING FINDINGS AND
ACME METALS, INC.,	:	REVOKING REGISTRATION OF
ACT INTERNATIONAL, INC.,	:	SECURITIES AS TO ACME METALS,
ACTIVE ASSETS & ASSOCIATES, INC.,	:	INC., ACT INTERNATIONAL, INC., AND
ADM ENTERPRISES, INC., and	:	ADVANCED INTERACTIVE, INC. BY
ADVANCED INTERACTIVE, INC.	:	DEFAULT

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 1, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On April 21 and April 23, 2008, the Commission entered Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Achieva Development Corp., Active Assets & Associates, Inc., and ADM Enterprises, Inc. See Securities Exchange Act Release Nos. 57689, 57690, and 57698 (April 21 and 23, 2008). On April 22, 2008, the Division of Enforcement (Division) filed a Motion for Default (Motion) as to the remaining Respondents: Acme Metals, Inc. (Acme Metals), Act International, Inc. (Act International), and Advanced Interactive, Inc. (Advanced Interactive).

Rulings

I GRANT the Motion and find Acme Metals, Act International, and Advanced Interactive in default and the allegations in the OIP to be true. These three Respondents were properly served with the OIP, but did not file Answers, did not appear at the telephonic prehearing conference held on April 21, 2008, and did not respond to the Division's Motion.[1] See Commission's Rules of Practice 155, 220(f), 221(f). In addition, the order issued April 14, 2008, ordering the telephonic prehearing conference gave notice that any Respondent who did not

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[1] The Declaration of Neil J. Welch, Jr. (Declaration), filed April 10, 2008, shows that on April 2, 2008, the Commission sent the OIP by certified mail to: (1) Acme Metals to the address on its latest filing with the Commission and that service was attempted; (2) Act International to the address on its latest filing with the Commission and that the OIP was delivered; and (3) Advanced Interactive to the address on its latest filing with the Commission and that service was attempted. (Declaration at 2-3, Exhibits 2, 3, 6.) See Commission's Rule of Practice 141(a)(2)(ii).

answer the OIP and who did not appear at the telephonic prehearing conference would be found in default. Accordingly, pursuant to Rule 155 of the Commission's Rule of Practice, I find as follows:

Findings

Acme Metals (CIK No. 883702)[2] is a dissolved Delaware corporation located in Riverdale, Illinois, with classes of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Acme Metals is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000. On September 28, 1998, Acme Metals filed a Chapter 11 petition with the U.S. Bankruptcy Court for the District of Delaware. The case was terminated on September 30, 2004.

Act International (CIK No. 1113601) is a permanently revoked Nevada corporation located in Salt Lake City, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Act International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2001.

Advanced Interactive (CIK No. 1077919) is a revoked Nevada Corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Interactive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $132,272 for the prior nine months.

By the actions described above, Acme Metal, Act International, and Advanced Interactive have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1, 13a-13, and 13a-16. These rules require an issuer with securities registered pursuant to Section 12(g) to file annual reports, and that domestic issuers file quarterly reports, and that foreign private issuers file quarterly or other reports with the Commission under certain circumstances.

Order

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules.

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of securities of Acme Metals, Inc., Act International, Inc., and Advanced Interactive, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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[2] The Central Index Key is a Commission identifier for EDGAR filers.